SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35862; File No. 812-15826

AB Private Credit Investors Corporation, et al.

January 6, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: AB Private Credit Investors Corporation, AB Private Lending Fund, AB Private Credit Investors LLC, Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, certain of their wholly-owned subsidiaries as described in Schedule A to the Application, and certain of their affiliated entities as described in Schedule B to the Application.

Filing Dates: The application was filed on June 3, 2025, and amended on October 3, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 2, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: J. Brent Humphries and Wesley Raper, AB Private Credit Investors LLC, AltsLegalNotices@alliancebernstein.com; Leon Hirth, AB Private Credit Investors LLC, 501 Commerce Street, Nashville, TN 37203; Kenneth E. Young, Esq. and Paul S. Stevens, Esq., Dechert LLP, Cira Center, 2929 Arch Street, Philadelphia, PA 19104.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed October 3, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/search/. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.